May 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-208177) of Mitcham Industries, Inc. (the “Company”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 23, 2016, in which we, as sole underwriter of the proposed offering of up to 600,000 shares of 9.00% Series A Cumulative Preferred Stock, par value $1.00 per share, in the Company (and up to an additional 90,000 shares upon exercise of an option), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Wednesday, May 25, 2016, at 3:30 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LADENBURG THALMANN & CO. INC.

By:	/s/ Steve Kaplan
Name:	Steve Kaplan
Title:	Head of Capital Markets

LADENBURG THALMANN & CO. INC.

570 Lexington Ave, 12th Floor

New York, NY 10022

Phone 212.409.2000 • Fax 212.409.2169

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